Exhibit 12
PHH Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,

	2004		2003		2002		2001		2000

Earnings available to cover fixed charges:
Income before income taxes and minority interest	$318		$468		$164		$443		$308
Plus: Fixed charges	328		278		221		295		261

Earnings available to cover fixed charges	$646		$746		$385		$738		$569

Fixed charges (a):
Interest, including amortization of deferred financing costs	$314		$265		$210	(b)	$283	(c)	$156
Interest portion of rental payment	14		13		11		12		11

Total fixed charges	$328		$278		$221		$295		$167

Ratio of earnings to fixed charges	1.97	x	2.68	x	1.74	x	2.50	x	3.41	x

(a)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

(b)	Consists of $201 million of interest expense related to management and mortgage programs and $9 million of interest expense incurred on an intercompany loan from Cendant.

(c)	Consists of $258 million of interest expense related to management and mortgage programs and $25 million of interest expense incurred on an intercompany loan from Cendant.